Mail Stop 6010

August 8, 2005


Thomas M. Walker
Vice President, General Counsel
Microvision, Inc.
19910 North Creek Parkway
Bothell, Washington 98011-3008

	Re:	Microvision, Inc.
		Amendment No. 2 to Registration Statement on Form S-3
      	Filed on August 1, 2005
		File No. 333-123902

Dear Mr. Walker:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-3

1. We note that you have amended and restated your senior secured convertible notes to revise some of the more material terms of those notes and that you have issued additional warrants to your investors in connection with your sale and amendment of those notes. We also note that you did not withdraw your registration statement prior to renegotiating the terms of the senior secured convertible notes. Since the initial resale transaction was not consistent with our guidance regarding PIPE transactions at the time of filing and you renegotiated the transaction while the registration statement was pending, we believe it would be appropriate to provide disclosure regarding the fact that this transaction may be inconsistent with
Section 5 of the Securities Act of 1933 and any resulting liability.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Tim Buchmiller at (202) 551-3635 if you have any questions.

							Sincerely,



							Peggy A. Fisher
							Assistant Director


cc:  	Joel F. Freedman, Esq.
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Thomas M. Walker
Microvision, Inc.
August 8, 2005
Page 2